                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*



                          CHINA WORLD TRADE CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)



                     Common Stock $0.001 Par value Per Share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    90210R305
             -------------------------------------------------------
                                 (CUSIP Number)

                                 Tsang Chi Hung
                    Unit No. 1217, 12/F The Metropolis Tower
                             No. 10 Metropolis Drive
                           Hunghom, Kowloon, Hong Kong

                                 With a copy to:

                      Heller Ehrman White & McAuliffe, LLP
                     Room 6308-6309, 63rd Floor, The Center
                             99 Queen's Road Central
                                    Hong Kong

                              Tel.: (852) 2526 6381
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 24, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------
        CUSIP No. 90210R305
------------------------------------

------------------------------------------------------------------------------------------------------------------------
 1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Tsang Chi Hung; IRS Identification No. not applicable
------------------------------------------------------------------------------------------------------------------------
 2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                                                              (a) [  ]

                                                                                                              (b) [  ]
------------------------------------------------------------------------------------------------------------------------
 3.     SEC Use Only
------------------------------------------------------------------------------------------------------------------------
 4.     Source of Funds (See Instructions)

        PF
------------------------------------------------------------------------------------------------------------------------
 5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                       [  ]

------------------------------------------------------------------------------------------------------------------------
 6.     Citizenship or Place of Organization

        People's Republic of China
------------------------------------------------------------------------------------------------------------------------
Number of               7.    Sole Voting Power           8,000,000
Shares                        (includes Shares of Common Stock issuable upon exercise of 4,000,000 warrants)
Beneficially            ------------------------------------------------------------------------------------------------
Owned by                8.    Shared Voting Power         0
Each
Reporting               ------------------------------------------------------------------------------------------------
Person With             9.    Sole Dispositive Power      8,000,000
                              (includes Shares of Common Stock issuable upon exercise of 4,000,000 warrants)
                        ------------------------------------------------------------------------------------------------
                        10.   Shared Dispositive Power    0

------------------------------------------------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        8,000,000 Shares
------------------------------------------------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [  ]

------------------------------------------------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)
        42.10%
------------------------------------------------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
        IN
------------------------------------------------------------------------------------------------------------------------

                            Statement to Schedule 13D


ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock, par value US$0.001 per share (the "Shares") of China World Trade Corporation (the "Issuer").

     The address of the principal executive office of the Issuer is 4th Floor, Goldlion Digital Network Center, 138 Tiyu Road East, Tianhe, Guangzhou, P.R.C. 510620.


ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement on Schedule 13D is Tsang Chi Hung ("The Reporting Person").

(b) The Reporting Person's business address is Unit no. 1217, 12/F The Metropolis Tower, No. 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong, SAR.

(c) The Reporting Person's principal occupation is property development and private investment.

(d) During the past five (5) years, The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations as similar misdemeanors).

(e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of The People's Republic of China.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On January 24, 2003, pursuant to a share exchange agreement ("Share Exchange Agreement") dated December 17, 2002, entered into between The Reporting Person and the Issuer, the Reporting Person acquired 4,000,000 shares of common stock ("Shares") of the Company and warrants (the "Warrants") to purchase an additional 4,000,000 Shares. The Warrants are exercisable within two years of their issue at an exercise price of US$0.92 per Share. In exchange for the 4,000,000 Shares and the Warrants, the Reporting Person transferred to the Issuer all the issued and outstanding share capital in General Business Network (Holdings) Ltd, a Hong Kong company, which was beneficially owned by the Reporting Person.


ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person entered into the above mentioned transaction to acquire the Shares and the Warrants for investment purposes. The Shares and Warrants were acquired pursuant to the Share Exchange Agreement as described in
Item 3 above.

     The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of his position in the Issuer.

     The Reporting Person plans to propose that he be appointed a director of the Issuer.

     Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure;
(e) any material change in the present capitalization or dividend policy

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of the Issuer; (f) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a) -- (i) above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of January 24, 2003, the Reporting Person may be deemed to be the beneficial owner of 8,000,000 Shares, consisting of 4,000,000 Shares currently issued and outstanding and 4,000,000 Shares that may be acquired upon the exercise of the Warrants held by the Reporting Person. The table below sets forth the aggregate number of Shares and the percentage of Issuers outstanding Shares beneficially owned by the Reporting Person.


                               Number of Share        Percentage of Total
                               ---------------        -------------------
     Mr. Tsang Chi Hung           8,000,000                  42.10%

(b) The Reporting Person holds the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares set forth in paragraph (a) above.

(c) Except for the acquisition of the 4,000,000 Shares and the Warrants described in Item 3 above, the Reporting Person has not engaged in any transactions with respect to any securities of the Issuer during the past sixty (60) days.


(d) and (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------
4.1*           Warrants dated January 24, 2003, issued by the Company to
               Tsang Chi Hung

4.2*           Share Exchange Agreement dated December 17, 2002 between the
               Company and Tsang Chi Hung.

----------
* Previously filed with the Securities and Exchange Commission as Exhibits to, and incorporated by reference from, the Issuer's Form 8-K filed on March 3, 2003.

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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date     April 7, 2003

                                        Signature     /s/ Tsang Chi Hung
                                        ----------------------------------------
                                        Name/Title    Tsang Chi Hung

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